Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Retirement Committee
  of Ceridian Corporation:

We consent to incorporation by reference in the registration statement (No. 333-56828) on Form S-8 of Ceridian Corporation of our report dated June 26, 2007, with respect to the statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Ceridian Corporation Personal Investment Plan.

/s/KPMG LLP

Minneapolis, Minnesota
June 26, 2007